Tollefsen Business Law p.c.

5129 Evergreen Way, Suite D-20

Everett, Washington 98203

Telephone (425) 353-8883

st@tbuslaw.com

December 20, 2019

Transmitted by EDGAR Correspondence

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Scott Anderegg

Lilyanna Peyser

Re:	Direct Communication Solutions, Inc.

Offering Statement on Form 1-A

Amend. No. 3 filed December 19, 2019

File No. 024-11095

Dear Mr. Anderegg and Ms. Peyser:

On behalf of our client, Direct Communication Solutions, Inc. (the “Company”), we are submitting evidence of qualification of the Canadian Prospectus filed in conjunction with the offering statement on Form 1-A originally filed on October 11, 2019, and most recently amended on December 19, 2019 (“Offering Statement”). See attached receipt from the British Columbia Securities Commission (“BCSC”) dated December 20, 2019.

Under the British Columbia Securities Act, and rules and regulations thereunder, the BCSC issues a receipt after all comments have been dealt with and the issuer files a final prospectus. Thereafter, the company becomes a reporting issuer in Canada and may begin selling the shares qualified under the prospectus. Under the Multilateral Instrument 11-102 Passport System, the receipt is also effective for the jurisdictions of Ontario, Alberta, Saskatchewan and Manitoba.

No shares will be sold until SEC qualification of the Offering Statement is received. By separate letter, the Company has requested the Commission take appropriate action to cause the Offering Statement to become qualified at 12:00 PM (noon) Eastern Time on December 23, 2019, or as soon thereafter as possible.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (425) 353-8883.

Sincerely,

TOLLEFSEN BUSINESS LAW P.C.

/s/ Stephen Tollefsen
Stephen Tollefsen
Enclosures

British Columbia Securities Commission Corporate Finance SEDAR Electronic Correspondence	P.O. Box 10142, Pacific Centre 701 West Georgia Street Vancouver BC V7Y 1L2 Canada Telephone: (604) 899-6500 Fax: (604) 899-6581 (BC and Alberta only) 1-800-373-6393

RECEIPT

Direct Communication Solutions, Inc.

This is the receipt of the British Columbia Securities Commission for the Long Form Prospectus of the above Issuer dated December 20, 2019 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Saskatchewan and Manitoba. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

December 20, 2019

Michael P. Wong
Michael P. Wong, CPA, CMA
Senior Securities Analyst
Corporate Finance

SEDAR Project Number 2974427